March 29, 2006

BY OVERNIGHT MAIL

Robb Lamont

Senior Counsel

Filing Room
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Empire Fidelity Investments Life Insurance Company

Empire Fidelity Investments Variable Annuity Account A

Pre-Effective Amendment No. 1 to Form N-4

File Nos. 333-130942/811-06388

Dear Mr. Lamont:

The undersigned registrant and principal underwriter hereby respectfully request acceleration of the effective date of the above-captioned initial filing to the registration statement on Form N-4 to March 31, 2006, or as soon thereafter as reasonably practicable.

Empire Fidelity Investments Variable Annuity Account A

Registrant

Empire Fidelity Investments Life Insurance Company

Depositor

By: /s/Jon J. Skillman*

Name: Jon J. Skillman

Title: President

*By: /s/ David J. Pearlman

Name: David J. Pearlman

Title: Attorney-in-Fact

Fidelity Brokerage Services LLC.

Principal Underwriter

By: /s/Jeffrey R. Larsen

Name: Jeffrey R. Larsen

Title: Secretary